Exhibit 99.1

Genetron Health Reports First Quarter 2021 Unaudited Financial Results

BEIJING, China, May 24, 2021 — Genetron Holdings Limited (“Genetron Health” or the “Company”, NASDAQ:GTH), a leading precision oncology platform company in China that specializes in offering molecular profiling tests, early cancer screening products and companion diagnostics development, today announced its unaudited preliminary financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Highlights

•

Recorded total revenue of RMB 92.1 million (US$14.1 million) for the first quarter 2021, representing a 19.8% increase over the same period of 2020. Excluding revenue from Genetron’s SARS-CoV-2 RNA test for COVID-19 of RMB 16.6 million in the first quarter of 2020, total revenue grew 52.9% year over year.

•

LDT segment revenue grew 51.0% to RMB 71.8 million (US$11.0 million), driven by HCCscreenTM, the Company’s most advanced liquid-biopsy early screening product for hepatocellular carcinoma, as well as the year-over-year growth of LDT diagnostic tests.

•	First quarter 2021 IVD sales were RMB 15.3 million. Excluding COVID testing sales in the same period of 2020, underlying IVD sales grew almost 5-fold versus a year ago.

•	Gross margin improved to 59.3% for the first quarter 2021, compared to 55.0% in the same period of 2020.

•

Recently, Genetron announced two key strategic partnerships - with JD Health to offer HCCscreenTM and lung cancer 8-gene assay through their significant online healthcare platform in China, as well as with Siemens Healthineers on promoting Genetron’s S5 platform and lung cancer 8-gene IVD assay in Chinese hospitals.

•

In March 2021, Genetron Health announced new data on 1,615 patients from its HCCscreenTM prospective cohort study (the “HIT” study). The assay demonstrated 88% sensitivity and 93% specificity, compared to 71% and 95%, respectively, for ultrasound plus AFP combined. HCCscreenTM also achieved 40.9% PPV and 99.3% NPV.

•

In January 2021, Genetron Health established an exclusive strategic partnership with Chia Tai Tianqing Pharmaceutical Group, a subsidiary of Sino Biopharmaceutical Limited (HKEX: 1177), for HCCscreenTM, targeting the hospital market in China.

“In the first quarter, we delivered strong financial results, despite challenges caused by the pandemic and the typical slowdown around Chinese New Year. We have also continued to make significant commercial and clinical progress. Highlighting 2021 thus far, following the announcements on our partnership with CTTQ and encouraging new HCCscreenTM data from our leading prospective cohort study, we have formed two additional strategic collaborations. Our innovative partnership with JD Health aims to leverage their significant online healthcare platform in China to offer our key products including HCCscreenTM and lung cancer 8-gene assay. Our agreement with Siemens Healthineers focuses on the S5 instrument and lung cancer 8-gene assay, the growth drivers of our IVD business. We are excited about working with these top-notch companies and expect these partnerships to further drive our growth,” remarked Mr. Sizhen Wang, co-founder and CEO of Genetron Health.

Mr. Wang continued, “Looking ahead to the rest of the year, we are reiterating our 2021 financial guidance of 45-47% year-over-year revenue increase. Pipeline wise, we expect the registrational trials of HCCscreenTM and Onco Panscan, as well as the LDT launch of Seq-MRD, to begin shortly. Developed based on our Mutation Capsule technology, our MRD liver and CRC panels are moving to larger multi-center studies, thanks to encouraging preliminary results. Overall, we are well on track to execute our growth strategies for 2021.”

First Quarter 2021 Unaudited Preliminary Financial Results

Total revenue for the first quarter 2021 increased by 19.8% to RMB 92.1 million (US$ 14.1 million) from RMB 76.8 million in the same period of 2020.

Diagnosis and monitoring revenue increased by 30.4% to RMB 87.1 million (US$ 13.3 million) in the first quarter 2021 from RMB 66.8 million in the same period of 2020. The increase was driven by the growth in the revenue generated from the provision of LDT services.

•

Revenue generated from the provision of LDT services increased by 51.0% to RMB 71.8 million (US$ 11.0 million) during the first quarter 2021 from RMB 47.6 million in the same period of 2020. In the first quarter, sales of LDT services included sales of our early screening test, HCCscreenTM. LDT diagnostic tests sold in the first quarter 2021 totaled approximately 5,100 units, representing an increase of 29.6% compared to the number of LDT diagnostic tests sold in the same period of 2020.

•

Revenue generated from sales of IVD products decreased by 20.5% to RMB 15.3 million (US$ 2.3 million) in the first quarter 2021 from RMB 19.2 million in the first quarter 2020. In the first quarter of 2020, the Company recorded RMB 16.6 million for its SARS-CoV-2 RNA test for COVID-19.

Contracted in-hospital partners

(as of the end of the period indicated)

	1Q20	2Q20	3Q20	4Q20	1Q21
IVD In-hospital partners	13	18	20	22	23

	1Q20	2Q20	3Q20	4Q20	1Q21
Total in-hospital partners(1)	26	35	38	40	42

Note:

(1)	The number of total in-hospital partners include both sales of LDT services and IVD products.

Revenue generated from development services decreased by 50.6% to RMB 5.0 million (US$ 0.8 million) in the first quarter 2021, from RMB 10.1 million in the same period of 2020. The change mainly resulted from the decrease in sequencing services, reflecting the continued adjustment of the Company’s business strategy towards biopharmaceutical services. Biopharmaceutical revenue increased in the first quarter of 2021 compared to the same period of 2020.

Cost of revenue increased by 8.4% to RMB 37.5 million (US$ 5.7 million) for the three months ended March 31, 2021, compared to RMB 34.6 million in the same period of 2020.

Gross profit increased by 29.1% to RMB 54.5 million (US$ 8.3 million) in the first quarter 2021 from RMB 42.2 million in the same period of 2020. Gross margin increased to 59.3% for the first quarter of 2021, compared to 55.0% in the same period of 2020, mainly due to increase in gross margin for our LDT business resulting from improvement through both better scale and product optimization.

Operating expenses increased by 49.5 % to RMB 163.5 million (US$ 25.0 million) for the three months ended March 31, 2021, from RMB 109.4 million in the same period of 2020.

Selling expenses increased by 10.9% to RMB 59.7 million (US$ 9.1 million) in the first quarter 2021 from RMB 53.8 million in the same period of 2020. Selling expenses as a percentage of revenues decreased to 64.8% in the first quarter 2021 from 70.0% in the same period of 2020. The decrease was primarily due to better scale and different revenue mix.

Administrative expenses increased by 106.3% to RMB 44.6 million (US$ 6.8 million) in the first quarter 2021 from RMB 21.6 million in the same period of 2020. Administrative expenses as a percentage of revenues increased to 48.4% in the first quarter 2021 from 28.1% in the first quarter 2020. The increases were mainly due to more headcount, as well as higher professional fees post the Company’s IPO.

Research and development expenses increased by 80.9% to RMB 50.0 million (US$ 7.6 million) in the first quarter 2021 from RMB 27.6 million in the same period of 2020. Research and development expenses as a percentage of revenues increased to 54.3% in the first quarter of 2021 from 36.0% in the same period of 2020. The increases were driven by higher R&D headcount and related expenses, as well as continued innovation efforts including product development and clinical trial activities.

As a result of the above, operating loss was RMB 109.0 million (US$ 16.6 million) for the three months ended March 31, 2021, compared to RMB 67.2 million for the three months ended March 31, 2020.

Net finance costs increased to RMB 6.0 million (US$ 0.9 million) in the first quarter 2021 from net finance costs of RMB 3.5 million in the same period of 2020. The increase was mainly driven by the foreign currency exchange loss.

Loss for the period was RMB 115.0 million (US$ 17.6 million) for the three months ended March 31, 2021, compared to RMB 115.5 million for the three months ended March 31, 2020.

Non-IFRS loss for the period, defined as loss for the period excluding share-based compensation expenses, fair value change and other loss of financial instruments with preferred rights, was RMB 105.8 million (US$ 16.1 million) for the three months ended March 31, 2021, compared to RMB 65.6 million for the three months ended March 31, 2020. Please refer to the section in this press release titled “Non-IFRS Financial Measures” for details.

Basic loss per share attributable to ordinary shareholders of the Company was RMB 0.25 (US$ 0.04) for the first quarter of 2021, compared with a basic loss per share attributable to ordinary shareholders of the Company of RMB 0.92 for the same period of 2020. Excluding share-based compensation expenses, fair value change of financial instruments with preferred rights and other loss of financial instruments with preferred rights, non-IFRS basic loss per share attributable to ordinary shareholders of the Company was RMB 0.23 (US$ 0.03) for the first quarter of 2021, compared with non-IFRS basic loss per share attributable to ordinary shareholders of the Company of RMB 0.52 for the same period of 2020. Diluted loss per share attributable to ordinary shareholders of the Company is equivalent to basic loss per share attributable to ordinary shareholders of the Company. Each ADS represents of five ordinary shares, par value US$0.00002 per share. Please refer to the section in this press release titled “Non-IFRS Financial Measures” for details.

As of March 31, 2021, our cash and cash equivalents were RMB1,069.0 million (US$163.2 million), compared to RMB1,375.8 million as of December 31, 2020. The decrease was due to net cash used in operating and investing activities during the quarter, primarily attributable to the net loss of RMB115.0 million incurred, and the purchase of cash and currency management products of RMB197.1 million.

2021 Financial Guidance

Based on the current environment and subject to no further major COVID-19-related disruptions in our key markets, Genetron Health is reiterating its 2021 revenue to be around RMB615 million to RMB625 million, representing around 45%-47% growth over 2020.

Conference Call

A conference call and webcast to discuss the results will be held at 8:30 a.m. U.S. Eastern Time on May 24, 2021 (or at 8:30 pm Beijing Time on May 24, 2021). Interested parties may listen to the conference call by dialing numbers below:

United States:	+1-845-675-0437
China Domestic:	400-620-8038
Hong Kong:	+852-3018-6771
International:	+65-6713-5090
Conference ID:	7689525

Participants are encouraged to dial into the call at least 15 minutes in advance due to high call volumes.

A replay will be accessible through May 31, 2021 by dialing the following numbers:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	7689525

A simultaneous webcast of the conference call will be available on the “News and Presentations” page of the Investors section of the Company’s website. A replay of the webcast will be available for 30 days following the event. For more information, please visit ir.genetronhealth.com.

Exchange Rate Information

All translations made in the financial statements or elsewhere in this press release made from RMB into United States dollars (“US$”) are solely for convenience and calculated at the rate of US$1.00=RMB 6.5518, representing the exchange rate as of March 31, 2021, set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate, on March 31, 2021.

Non-IFRS Financial Measures

The Company uses non-IFRS loss and non-IFRS loss per share attributable to ordinary shareholders of the Company for the year/period, which are non-IFRS financial measures, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that non-IFRS loss and non-IFRS loss per share attributable to ordinary shareholders of the Company help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its loss for the year/period. The Company believes that non-IFRS loss and non-IFRS loss per share attributable to ordinary shareholders of the Company for the year/period provide useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS loss and non-IFRS loss per share attributable to ordinary shareholders of the Company for the year/period should not be considered in isolation or construed as an alternative to operating profit, loss for the year/period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS loss and non-IFRS loss per share attributable to ordinary shareholders of the Company for the year/period and the reconciliation to its most directly comparable IFRS measures. Non-IFRS loss and non-IFRS loss per share attributable to ordinary shareholders of the Company for the year/period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS loss and non-IFRS loss per share attributable to ordinary shareholders of the Company for the year/period represent loss for the year/period excluding share-based compensation expenses, fair value change of financial instruments with preferred rights and other loss of financial instruments with preferred rights (if applicable).

Please see the “Unaudited Non-IFRS Financial Measures” included in this press release for a full reconciliation of non-IFRS loss for the year/period to loss for the year/period and non-IFRS loss per share attributable to ordinary shareholders of the Company for the year/period to loss per share attributable to ordinary shareholders of the Company for the year/period.

About Genetron Holdings Limited

Genetron Holdings Limited (“Genetron Health” or the “Company”) (Nasdaq:GTH) is a leading precision oncology platform company in China that specializes in cancer molecular profiling and harnesses advanced technologies in molecular biology and data science to transform cancer treatment. The Company has developed a comprehensive oncology portfolio that covers the entire spectrum of cancer management, addressing needs and challenges from early screening, diagnosis and treatment recommendations, as well as continuous disease monitoring and care. Genetron Health also partners with global biopharmaceutical companies and offers customized services and products. For more information, please visit ir.genetronhealth.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

US:

Hoki Luk

Head of Investor Relations

Email: hoki.luk@genetronhealth.com

Phone: +1 (408) 891-9255

David Deuchler, CFA

Managing Director | Gilmartin Group

ir@genetronhealth.com

Media Relations Contact

Yanrong Zhao

Genetron Health

yanrong.zhao@genetronhealth.com

Edmond Lococo

ICR

Edmond.Lococo@icrinc.com

Mobile: +86 138-1079-1408

genetron.pr@icrinc.com

GENETRON HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS

	For the three months ended
	March 31, 2020	March 31, 2021
	RMB’000	RMB’000	US$’000
Revenue	76,843	92,061	14,051
Cost of revenue	(34,605)	(37,512)	(5,725)

Gross profit	42,238	54,549	8,326

Selling expenses	(53,824)	(59,671)	(9,108)
Administrative expenses	(21,623)	(44,603)	(6,808)
Research and development expenses	(27,629)	(49,974)	(7,628)
Net impairment losses on financial and contract assets	(723)	(9,830)	(1,500)
Other (losses)/income and gains - net	(5,602)	530	81

Operating expenses	(109,401)	(163,548)	(24,963)

Operating loss	(67,163)	(108,999)	(16,637)

Finance income	30	105	16
Finance costs	(3,548)	(6,144)	(938)

Finance costs - net	(3,518)	(6,039)	(922)

Fair value loss of financial instruments with preferred rights	(44,779)	—	—

Loss before income tax	(115,460)	(115,038)	(17,559)
Income tax expense	—	—	—

Loss for the period	(115,460)	(115,038)	(17,559)

Loss attributable to:
Owners of the Company	(115,460)	(112,754)	(17,210)
Non-controlling interests	—	(2,284)	(349)

	(115,460)	(115,038)	(17,559)

Loss per share attributable to ordinary shareholders of the Company	RMB	RMB	USD
-Basic and diluted	(0.92)	(0.25)	(0.04)

Loss per ADS attributable to ordinary shareholders of the Company
-Basic and diluted		(1.23)	(0.19)

Shares used in loss per share attributable to ordinary shareholders of the Company computation:
-Basic and diluted	125,029,126	458,084,599	458,084,599
ADS used in loss per ADS attributable to ordinary shareholders of the Company computation:
-Basic and diluted		91,616,920	91,616,920

GENETRON HOLDINGS LIMITED

UNAUDITED NON-IFRS FINANCIAL MEASURE

	For the three months ended
	March 31, 2020	March 31, 2021
	RMB’000	RMB’000	US$’000
Loss for the period	(115,460)	(115,038)	(17,559)
Adjustments:

Share-based compensation	5,051	9,250	1,412
Fair value loss of financial instruments with preferred rights	44,779	—	—

Non-IFRS loss	(65,630)	(105,788)	(16,147)

Attributable to:
Owners of the Company	(65,630)	(103,504)	(15,798)
Non-controlling interests	—	(2,284)	(349)

	(65,630)	(105,788)	(16,147)

Non-IFRS loss per share attributable to ordinary shareholders of the Company	RMB	RMB	USD
-Basic and diluted	(0.52)	(0.23)	(0.03)

Non-IFRS loss per ADS (5 ordinary shares equal to 1 ADS) attributable to ordinary shareholders of the Company
-Basic and diluted		(1.13)	(0.17)

Shares used in non-IFRS loss per share attributable to ordinary shareholders of the Company computation:
-Basic and diluted	125,029,126	458,084,599	458,084,599

ADS used in non-IFRS loss per ADS attributable to ordinary shareholders of the Company computation:
-Basic and diluted		91,616,920	91,616,920

GENETRON HOLDINGS LIMITED

UNAUDITED REVENUE AND SEGMENT INFORMATION

	Diagnosis and monitoring - provision of LDT services	Diagnosis and monitoring - sale of IVD products	Development services	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Three months ended March 31, 2020
Revenue	47,576	19,213	10,054	76,843
Segment profit/(loss)	28,656	15,347	(1,765)	42,238

Three months ended March 31, 2021
Revenue	71,828	15,266	4,967	92,061
Segment profit	48,811	5,222	516	54,549

GENETRON HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As at December 31, 2020	As at March 31, 2021
	RMB’000	RMB’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	76,891	73,129	11,162
Right-of-use assets	59,706	61,136	9,331
Intangible assets	12,265	13,731	2,096
Financial assets at fair value through profit or loss	19,609	33,178	5,064
Prepayments	15,362	26,248	4,006

Total non-current assets	183,833	207,422	31,659

Current assets
Inventories	24,971	25,963	3,963
Contract assets	1,112	1,970	301
Other current assets	36,500	33,878	5,171
Trade receivables	164,592	186,097	28,404
Other receivables and prepayments	42,420	35,867	5,474
Amounts due from related parties	214	166	25
Financial assets at fair value through profit or loss	140,294	318,608	48,629
Derivative financial instruments	196	—	—
Restricted cash	—	5,000	763
Cash and cash equivalents	1,375,766	1,068,998	163,161

Total current assets	1,786,065	1,676,547	255,891

Total assets	1,969,898	1,883,969	287,550

GENETRON HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As at December 31, 2020	As at March 31, 2021
	RMB’000	RMB’000	US$’000
LIABILITIES
Non-current liabilities
Borrowings	5,493	3,341	510
Lease liabilities	43,016	42,368	6,467
Other non-current liabilities	—	7,805	1,191

Total non-current liabilities	48,509	53,514	8,168

Current liabilities
Trade payables	34,071	28,447	4,342
Contract liabilities	8,417	11,397	1,740
Other payables and accruals	111,164	134,420	20,516
Amounts due to a related party	24	24	4
Borrowings	58,583	28,206	4,305
Lease liabilities	16,585	19,215	2,933
Derivative financial instruments	—	6,346	968

Total current liabilities	228,844	228,055	34,808

Total liabilities	277,353	281,569	42,976

Net assets	1,692,545	1,602,400	244,574

SHAREHOLDERS’ EQUITY
Equity attributable to owners of the Company
Share capital	59	59	9
Share premium	6,657,562	6,668,072	1,017,747
Other reserves	(24,701)	(21,139)	(3,226)
Accumulated losses	(4,940,375)	(5,053,129)	(771,258)

Capital and reserves attributable to owners of the Company	1,692,545	1,593,863	243,272
Non-controlling interests	—	8,537	1,302

Total shareholders’ equity	1,692,545	1,602,400	244,574